[Letterhead of Sullivan & Cromwell LLP]

June 7, 2016

Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	Donnelley Financial Solutions, Inc.
Registration Statement on Form 10
Filed March 31, 2016
File No. 001-37728

Dear Mr. Spirgel:

This letter responds to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 27, 2016, concerning the Registration Statement on Form 10 (the “Registration Statement”) of Donnelley Financial Solutions, Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Registration Statement, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to the Registration Statement as filed on March 31, 2016 and page references in the responses refer to page numbers in the marked copy of the Information Statement (the “Information Statement”) filed as Exhibit 99.1 to Amendment No. 1 to the Registration Statement, as filed on June 7, 2016 (“Amendment No. 1”). To facilitate the Staff’s review, we have included in this letter the numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf. The Company has, concurrently with the filing of this response letter, provided four marked copies of the Information Statement and response letter via messenger.

Securities and Exchange Commission

June 7, 2016

General

1.	Please file your exhibits, such as the Separation and Distribution Agreement, as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure regarding the exhibits.

Company Response:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it intends to file all remaining exhibits as soon as practicable. The Company also acknowledges that all exhibits and related disclosure are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review these materials prior to effectiveness.

2.	Please advise us when you will obtain the tax opinion of Sullivan & Cromwell LLP and whether you intend to file the opinion as an exhibit or an appendix to the filing.

Company Response:

Sullivan & Cromwell LLP will deliver the tax opinion to the Company on or prior to the date of the distribution of the Company’s shares of common stock to the stockholders of R. R. Donnelley & Sons Company. The Company intends to file the form of the tax opinion as an exhibit to the registration statement, and will include the form of such tax opinion in a subsequent amendment. The exhibit index to Amendment No. 1 has been revised accordingly to add the form of tax opinion as Exhibit 8.1.

Exhibit 99.1 Preliminary Information Statement dated March 31, 2016

3.	We note a number of blank spaces throughout your information statement. Please include these disclosures in your revised information statement as soon as possible. Note that we may have additional comments once you have provided these disclosures.

Company Response:

The Company acknowledges the Staff’s comment and has updated the Information Statement with certain disclosures, including, among other things, information regarding executive compensation. The Company will provide additional disclosures, as well as file any remaining exhibits, as promptly as practicable in subsequent amendments to the Registration Statement. The Company also acknowledges that the Staff may have additional comments based on the additional disclosures.

Securities and Exchange Commission

June 7, 2016

Business

Client Services, page 49

4.	We note you have made a strategic investment in Peloton Documents Solutions LLC and provide Venue Deal Marketing services through this entity. We also note that you have made similar investment in Mediant Communications, Inc. and provide a suite of software to your customers through this company. Please describe the nature of your investments, and how you account for and report these transactions.

Company Response:

The Company respectfully advises the Staff that its investment in Peloton, $2 million and 15% ownership, is a minority equity investment that is accounted for under the equity method of accounting. The investment in Peloton occurred in Q1 2016. The Company’s investment in Mediant, $10 million and 10% ownership, is a minority equity investment accounted for under the cost method of accounting. The Company believes that these investments do not represent a material portion of the Company’s business and that additional disclosure in the Registration Statement would not provide a meaningful level of information to investors.

Properties, page 54

5.	Please clarify, as applicable, if your headquarters and properties will remain coterminous with RRD headquarters after the spin-off is consummated.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on page 57.

Financial Statements

Combined Statement of Operations, page F-3

6.	Disclose on the face of your income statement pro forma earnings per share data for all periods, giving effect to the number of shares of common stock to be issued in the Separation and the Distribution Transactions.

Company Response:

The Company respectfully advises the Staff that it believes this disclosure is not required in accordance with the Financial Reporting Manual 3400, Special Applications. However, the Company has included pro forma earnings per share data in the “Unaudited Pro Forma Combined Financial Information” on pages 61-62 of the Information Statement. Although the amounts are currently blank, the Company plans to include these in a future amendment of the Information Statement.

Securities and Exchange Commission

June 7, 2016

* * * * * *

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 7, 2016

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact the undersigned at (212) 558-3275 or by email (cohena@sullcrom.com).

Sincerely,

/s/ Audra D. Cohen

cc:	Robert S. Littlepage

Christie Wong

Courtney Lindsay

Paul Fischer

(Securities and Exchange Commission)

Suzanne S. Bettman

(Donnelley Financial Solutions, Inc.)

Daniel N. Leib

(R. R. Donnelley & Sons Company)

James M. Shea, Jr.

(Sullivan & Cromwell LLP)